January 24, 2011

Via U.S. Mail and EDGAR

Mr. Martin James
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:	Houston Wire & Cable Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 15, 2010
Form 10-Q for the Quarterly Period Ended September 30, 2010
File No. 001-34361

Dear Mr. James,

I refer to your comment letter dated December 23, 2010 regarding the above-referenced filings of Houston Wire & Cable Company.  I am responding to your letter by repeating your comments and after each of your points inserting our responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Consolidated Financial Statements, page 28

Consolidated Statements of Income, page 31

1.
We note that you do not present amounts for selling, general and administrative expenses and that you present an amount for gross profit even though costs of sales appears to exclude certain amounts, such as depreciation. Please tell us how you considered Rule 5-03 of Regulation S-X and SAB Topic 11.B in your presentation of the statement of operations.

As a distributor of product, HWC believes that its disclosure titled Operating expenses on page 31 of the financial statements equates to the title Selling, general and administrative expenses. This disclosure is also augmented on the face of the income statement with the three lines of detail, salaries and commissions, other operating expenses and depreciation and amortization. Since the Company does not manufacture product, it considers all depreciation and amortization to be a selling expense. This form of presentation has been consistently applied since the filing of the initial Form S-1 document on June 14, 2006 and the Company’s first Form 10-Q for the quarter ended June 30, 2006 filed August 14, 2006.

10201 NORTH LOOP EAST • HOUSTON TX 77029 • PHONE (713) 609-2200 • FAX (713) 609-2168 • NASDAQ: HWCC

Consolidated Statements of Cash Flows, page 33

2.
You reflect a book overdraft for 2009, 2008 and 2007 within your cash provided by operating activities. Please tell us why you have reflected these amounts as operating and not financing activities. Please note that this comment also applies to your subsequent Forms 10 Q. Refer to AICPA TPA 1300.15.

This issue was also raised in the staff’s comment letters dated April 20, 2006 (comment number 24) and May 9, 2006 (comment number 2). Our final response to the second letter on May 19, 2006 is still applicable and is repeated in its near entirety as follows: “The book overdraft amount is primarily due to outstanding checks drawn on the Company’s zero balance cash operating account that have been distributed to employees, suppliers and vendors, but which have not yet cleared the Company’s bank account. These disbursements are principally for regular operating items, including product purchases and operating expenses, needed to run the day-to-day operations of the business and do not represent cash financing activities. Accordingly the Company believes this book overdraft activity should be reflected as an operating activity as required by ASC 230-10-45 (formerly SFAS 95 paragraphs 22 and 23) and to reconcile net income to cash flow from operations. Once this disbursement activity is actually funded by the Company’s credit facility, the funding (borrowing) is presented as a financing activity in accordance with ASC 230-10-45 (formerly SFAS 95 paragraphs 19b and 20b). To present the funding of the disbursement activity before the Company actually receives cash proceeds from the lender would not accurately reflect the Company’s financing”.

Note 1. Organization and Summary of Significant Accounting Policies, page 34

Accounts Receivable, page 35

3.	We note that your provision for returns and allowances was $(109,000), $70,000 and $(37,000) in 2009, 2008 and 2007, as shown on your statement of cash flows. Please respond to the following:

•
Please tell us the nature of your return and allowance policies with your customers. Reconcile with your disclosures on page 36 where you disclose that customers are permitted to return product only on a case-by-case basis and in the past customer returns have not been material. You also disclose that you may offer volume rebates and you accrue those rebates monthly as an adjustment to net sales.

HWC allows its customers to return product upon the issuance of an approved Returned Material Authorization (RMA) notification, and credit is dependent upon the receipt and satisfactory inspection of the condition and length of the returned material. The number of customer product returns as a percentage of invoices is estimated to be 1% to 2% and is deemed immaterial.

10201 NORTH LOOP EAST • HOUSTON TX 77029 • PHONE (713) 609-2200 • FAX (713) 609-2168 • NASDAQ: HWCC

HWC has annual volume incentive agreements with its larger customers. Incentives earned by each of those customers are tracked by invoice every month and an accrual is made each month based on the estimated incentive to be earned, which is accounted for as a reduction in sales.

•	Please explain your accounting policies for determining the amount of the reserve for returns and allowances.

The Company tracks the gross profit impact of all credit memos issued and builds a database to calculate the historical trend. Using this historical trend, as updated on a quarterly basis, the Company then estimates the gross profit impact of the credit memos that are still to be issued at any quarter end.

•	Please tell us why you credited the provision in 2009 and 2007.

The reduction in the provision from December 31, 2008 to December 31, 2009 was due to the decrease in industrial activity and resulting sales levels in 2009 versus 2008. The reduction in the provision from December 31, 2006 to December 31, 2007 was fairly minor and was attributed to changes in the historical trends of the reserve for returns and allowances.

•	Please show us a roll-forward of your provision account for 2007, 2008 and 2009 and the subsequent interim periods in 2010.

Balance at 01/01/2007		$680,000
Movements	(37,000)
Balance at 12/31/2007		643,000
Movements	69,000
Balance at 12/31/2008		712,000
Movements	(108,000)
Balance at 12/31/2009		604,000
Movements	(62,000)
Balance at 03/31/2010		542,000
Movements	(98,000)
Balance at 06/30/2010		444,000
Movements	(50,000)
Balance at 09/30/2010		394,000

Inventories, page 35

4.	We note from page 21 that copper prices declined by approximately 25% in 2009. Please tell us whether and how copper prices affected your inventory impairment analysis as of 12/31/09.

10201 NORTH LOOP EAST • HOUSTON TX 77029 • PHONE (713) 609-2200 • FAX (713) 609-2168 • NASDAQ: HWCC

HWC purchases product that contains copper, but copper is a varying component part of the finished product depending upon its construction. Average copper prices moved from $3.13 per lb. during 2008 to $2.35 per lb. during 2009, however, the decrease was not linear. In fact, average copper prices moved from $1.57 per lb. for the first quarter of 2009 and increased sequentially, to $3.03 per lb. in the fourth quarter of 2009. Because copper prices were rising during 2009, copper pricing did not affect the impairment analysis at the end of 2009.

5.	Further, please tell us the primary reasons for the inventory reserve charge of $529,000 in fiscal year 2009 as shown on your statements of cash flows.

HWC reviews its inventory for slow moving items on an on-going basis. Items become more difficult to sell as they age. HWC’s formula provides an increasing reserve amount as product ages. During 2009 this review and corresponding reserve calculation resulted in the year over year change in the reserve of $529,000.

6.
We note from your website that you carry $100 million in inventory to supply your customers. Please tell us what you mean by this, as we note that inventory levels have averaged approximately $58 million and never exceeded $75 million over the past five years.

HWC has long term relationships with almost all of the North American wire manufacturing companies and regularly ships product direct from some of its largest vendors, to its customers. At any point in time there are millions of dollars of vendor owned product on the floor at the different manufacturers, which is available to HWC to ship, which, when we add to the regular HWC in-house inventory and gross up to a selling price, would approximate or exceed the $100 million level mentioned on the website.

Note 2. Detail of Selected Balance Sheet Accounts, page 38

7.
Please tell us the nature of the amounts reflected for the customer advances and rebates and your accounting policies for these accounts. Please tell us why the accrual for customer advances increased and the accrual for customer rebates declined between 2008 and 2009.

Customer advances are amounts paid to HWC as prepayments, generally for larger project jobs. Customer advances are used to clear invoices for shipments on jobs when billings occur. Customer advances increased in 2009 over 2008 levels, as HWC received several large prepayments for jobs, where the bulk of the shipments did not occur until 2010.

Customer rebates are amounts that HWC owes customers in respect of annual volume incentive agreements. The rebate amounts are accrued monthly as sales occur to each customer that earns a rebate. Customer rebates declined in 2009 from 2008 as sales levels decreased and customer rebates owed by HWC fell.

10201 NORTH LOOP EAST • HOUSTON TX 77029 • PHONE (713) 609-2200 • FAX (713) 609-2168 • NASDAQ: HWCC

Form 10-Q for the Quarterly Period Ended September 30, 2010

Financial Statements

Note 3. Business Combinations, page 6

8.
With respect to your acquisition on June 25, 2010 of Southwest Wire Rope LP and its subsidiary, Southern Wire LLC, we note that the total purchase price has been allocated on a provisional basis and is subject to change once the purchase price allocation valuations are finalized. Please tell us the reasons why the initial accounting is incomplete, the assets, liabilities, equity interests, or items of consideration for which the initial accounting is incomplete, the nature and amount of any measurement period adjustments recognized during the reporting period. Include a discussion of the types of information you are seeking about the facts and circumstances that existed as of the acquisition date. Refer to ASC 805-10-25-14 and ASC 805-10-50-6.

At the time of the filing of the September Form 10-Q, the Company was still waiting for the final fair value report from the independent valuation firm and the tax basis of the assets acquired and liabilities assumed from the seller. In addition the Company was completing its assessment of the initial valuation draft, which principally involved inventories, fixed assets, identifiable intangibles and the related deferred tax impact of these items. There were no measurement period adjustments during the third quarter due to the preliminary nature of the data.

9.
Please tell us why this note only refers to the acquisition of Southwest Wire Rope LP and its subsidiary, Southern Wire LLC. We note in your Form 8-K filed for the acquisition that you also acquired Southwest Wire Rope GP LLC. Please similarly explain why the pro forma financial statements in your Form 8-K also appear to exclude Southwest Wire Rope GP LLC.

Excluding the reference to Southwest Wire Rope GP LLC was an unintentional error on our part.  We will correct this disclosure going forward; however, effective January 1, 2011 all three entities were merged into HWC Wire & Cable Company our wholly owned operating subsidiary.

10.
We note that you acquired customer relationships and trade names in the acquisition and you do not plan to amortize the trade names. We note that your Form 8-K filed for the acquisition that the Heavy Lift Business had intangible assets consisting of trade names, customer lists and distribution rights that were being amortized over 15 years, 12 years and 5 years respectively. Please respond to the following:

•	Please tell us the difference between the trade names and customer relationships acquired and the trade names and customer lists accounted for as intangible assets by the Heavy Lift Business.

10201 NORTH LOOP EAST • HOUSTON TX 77029 • PHONE (713) 609-2200 • FAX (713) 609-2168 • NASDAQ: HWCC

The trade names and customer relationships acquired include the trade names and customer relationships for Southwest Wire Rope LP, which were not accounted for in the Heavy Lift Business financial statements.

•	Please explain why you are not amortizing the trade name intangible asset, especially given that the Heavy Lift Business was amortizing its trade name asset over 15 years.

While we cannot speak with certainty about the seller’s views, we surmise that the previous owners of the Heavy Lift Business viewed the business as non-core to its primary business line, which was the manufacture and sale of medical devices. HWC has historically distributed electrical wire to the industrial market and with the acquisition, is able to expand its product offering to include mechanical wire and cable. HWC plans to take the mechanical wire product offering nationwide, using its existing distribution network and using the trade names acquired. Accordingly HWC intends to use the trade names for the foreseeable future and believes that an indefinite useful life is appropriate in these circumstances.

11.
Further we note from the pro forma disclosures in the amended Form 8-K dated June 25, 2010, that you estimated that you would acquire customer contracts and relationships of $18,130 with a useful life of twenty years and trademarks of $10,300 with indefinite useful lives. Please tell us the reasons for any significant differences between your initial assumptions used to value these assets and your actual valuations.

The information contained in the Form 8-K/A, dated September 8, 2010, was based on our initial assessment of the information available to us regarding the business and the assets acquired at the time of the filing of the Form 8-K. The filing of the Form 8-K had to be made by September 8, 2010, which did not leave us much time after the acquisition to finalize our assumptions and the data. As such, much of the information we relied upon for the Form 8-K filing was very preliminary. Because we knew the fair values of the acquired assets were going to differ from those recorded in the historical Heavy Lift financial statements, we felt it more appropriate to use the preliminary information available to us at the time of the Form 8-K filing than make no modification to the historical amounts. The estimated fair values and useful lives that were contained in the Form 8-K filing were based on the best information available at the time; however, this information had not been subject to our final internal evaluations and final consultations with our independent valuation firm.

Exhibit 31 Certifications

12.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title. Refer to Item 601 (31) of Regulation S-K.

In future filings, we will omit the title from the certification required by Item 601 (31) of Regulation S-K.

10201 NORTH LOOP EAST • HOUSTON TX 77029 • PHONE (713) 609-2200 • FAX (713) 609-2168 • NASDAQ: HWCC

We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you find our responses to your comments satisfactory. It is the goal of Houston Wire & Cable Company to make all of its filings in full compliance with all of the rules and regulations promulgated by the United States Securities and Exchange Commission.

Do not hesitate to call me at 713-609-2125 or e-mail me at ngraham@houwire.com should you have any questions.

Sincerely, Nicol (Nic) G. Graham Vice President & Chief Financial Officer

NGG

cc:	Chuck Sorrentino – CEO & President

Bob Minkus – Schiff Hardin LLP

10201 NORTH LOOP EAST • HOUSTON TX 77029 • PHONE (713) 609-2200 • FAX (713) 609-2168 • NASDAQ: HWCC